DAVID M. BOVI, P.A.
David M. Bovi
Counselor At Law
LL.M. Securities Regulation
                                             The Comeau Building
                                             319 ClematisStreet Suite 700
                                             West Palm Beach, FL 33401

Phone (561) 655-0665                         dmbpa@bellsouth.net
Fax   (561) 655-0693



                              April 25, 2005


U.S. Securities and Exchange Commission
450 5th Street, N.W.
Division of Corporate Finance
Mail Stop 4-9
Washington, DC 20549

Attn:	Ms. Karen Garnett
	Mr. Owen Pinkerton

VIA:	EDGAR AND FEDERAL EXPRESS

Re:	IPI Fundraising, Inc.

        Amendment No. 1 to Registration Statement on Form S-4
        SEC File No. 333-122696

Dear Ms. Garnett and Mr. Pinkerton:

    On behalf of IPI Fundraising, Inc., enclosed please find:


    A. Responses to each comment contained in your letter of March 11, 2005 regarding IPI Fundraising.

    B. Amendment No. 1 to IPI Fundraising's Registration Statement on Form S-4 filed on February 10, 2005.

    C. Amendment No. 1 to IPI Fundraising's Registration Statement on Form S-4 marked to show changes. The Imprints Plus Financial Statement for December 31, 2004 and September 30, 2004 (unaudited) and December 31, 2004 and September 30, 2004 (audited), and the tax opinion of Connolly Bove Lodge & Hutz LLP were replaced in their entirety.

    D. Supplemental news release dated April 17, 2002 Re: Comment Number 11 (via Federal Express only).

General
-------

1. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Response:  We will not be utilizing any pictures, graphics or artwork in the prospectus.

2. Please reduce your reliance on defined terms that are clear from their plain meaning. For example, we note that you have defined the following terms whose meanings appear to be clear without further definition:

   * IPI Fundraising;
   * BF Acquisition Group;
   * FundRaising Direct;
   * Merger agreement;
   * Merger; and
   * Imprints Plus.

Please revise to eliminate the parenthetical definitions for these and any other terms whose meaning is clear from the context.

Response:  We eliminated the parenthetical definitions from narrative portion of the S-4 registration statement for the terms whose meaning is clear from the context, including all of the terms enumerated above.

3. For each person that will serve as a director or an executive officer of IPI Fundraising, please include the information required by Item 402 of Regulation S-K relating to executive compensation and Item 404 of Regulation S-K relating to certain relationships and related transactions. Refer to
Item 19(7) of Form S-4.

Response:  Since IPI Fundraising is a newly formed corporation, from its inception, no officer or director has received any type of compensation from IPI Fundraising for serving as such. Therefore, we revised to include a table describing the annual compensation IPI Fundraising expects to pay its highest paid officers and directors for serving as such subsequent to the merger transaction. Presently, none of these persons have entered into written employment agreements with IPI Fundraising. We also included a brief discussion on Mr. DiNorscia's promoting activity. Please see page 74

4. We note your statement that the parties to the merger agreement have received approval by written consent from a majority of the shares issued and outstanding. Please provide us with a supplemental analysis explaining how your solicitation complied with Regulation 14A of the Securities Exchange Act of 1934 and Section 5 of the Securities Act of 1933.

Response:  BF Acquisition Group is the only party to the merger transaction that has securities registered pursuant to section 12 of the Securities Exchange Act of 1934. The only signatories to the BF Acquisition Group written majority consent of shareholders in lieu of meeting are Justin and Diane DiNorscia, William R. Colucci (and BF Acquisition Group IV, Inc. that Mr. Colucci controls) and David M. Bovi. The only signatories to the FundraisingDirect written majority consent of shareholders in lieu of meeting are Justin and Diane DiNorscia (and BF Acquisition Group that the DiNorscia's control), Angelo DiNorscia and Dan Caputo, Jr. The only signatories to the Imprints Plus, Inc. written majority consent of shareholders in lieu of meeting are Justin and Diane DiNorscia and Angelo DiNorscia.

Cover Page
----------

5. Please limit your cover page to a single page. We refer to Item 501(b) of Regulation S-K.

Response:  We revised accordingly. Please see revised cover page.

6. Please highlight your cross-reference to the Risk Factors section of the prospectus by prominent type or in another manner. We refer to Item 501
(b)(5) of Regulation S-K.

Response:  We revised accordingly. Please see revised cross-reference to the
           Risk Factors section.

7. Please revise to state the aggregate number of common and preferred shares that you are offering with this prospectus. Refer to Item 501(b)(2) of Regulation S-K.

Response:  We revised accordingly. Please see revised cover page.

Questions and Answers About the Transaction, page 9
---------------------------------------------------

What are the tax consequences to me of the merger? - page 10
------------------------------------------------------------

8. Please revise the answer to this question to indicate that a condition to the completion of the merger is the receipt of an opinion from counsel that the merger will qualify as a tax-free merger under the tax code. In addition, please disclose that you have received a tax opinion in connection with this registration statement.

Response:  We revised accordingly. Please see page 10.

Summary
-------

9. Please be aware that we view the Q&A section as part of the summary section. Please revise to eliminate redundant disclosure in the Q&A and the Summary.

Response:  We revised the registration statement and eliminated the redundant disclosure from the "Summary." Please see the Q&A and the "Summary."

10. We refer to your statement on the top of page 12 that refers to information incorporated by reference. Since IPI Fundraising is not a reporting company, it is not eligible to incorporate by reference. In addition, is not clear what documents are referred to by this statement. Please remove your reference to documents being incorporated by reference.

Response:  We removed this reference. Please see page 12.

Imprints Plus, Inc., page 12
----------------------------

11. Please provide us with supplemental support for your statement that the product fund raising market is a $7 billion dollar industry. In addition, please provide support for your characterization of Imprints Plus as "an innovator in a fragmented, slow changing industry" and as having a "unique independent outsides sales representatives sales force." Finally, please clarify in what way Imprints Plus provides "a cost effective and efficient proven method" of selling products.

Response:  We have obtained and include supplemental support that the product fund raising market is a $5 billion dollar industry, and have revised the $7 billion reference to $5 billion throughout the entire registration statement. The enclosed 2002 news release stated in effect that the schools and other organizations netted nearly $2 billion. Since an organization typically receives 40% of their fundraising dollars, the market would be $5 billion, since 40% of $5 billion is $2 billion.

           In addition to the fact that Imprints Plus was the first to introduce frozen cheesecakes, New York style soft pretzels and pizza and cookie dough to their customers, Imprints Plus considers itself "an innovator in a fragmented, slow changing industry" and as having a "unique independent outsides sales representatives sales force" since Imprints Plus is the company that created their "ship to the seller" program, and they are unaware of any other product fundraising company that utilizes any type of similar program.

           Imprints Plus provides "a cost effective and efficient proven method" of selling products since its "ship to the seller" program enables it to obtain premium prices from its customers for its shipment services while paying advantageous pricing to its shipper for shipping services. Additionally, the "ship to the seller" program has enabled Imprints Plus to expand its regional product market to nationwide without incurring the costs of opening additional warehouses or shipping hubs. See pages 10 and 58.

BF Acquisition Group III and FundraisingDirect.com, Inc., page 13
-----------------------------------------------------------------

12. Please enhance your disclosure to describe the relationship between Imprints Plus and FundraisingDirect.com. We note your characterization of FundraisingDirect.com as the "sister company" or "unofficial" Internet sales division, but these descriptions do not provide sufficient clarity as to the specific relationship between the companies.

Response:  We revised accordingly. Please see pages 12 and 13.


Expenses Related to the Merger, page 15
---------------------------------------

13. Please reconcile your disclosure here that Imprints Plus has agreed to pay the merger expenses with the assumption in tax counsel's opinion that each party to the merger will pay its own expenses.

Response:  Tax counsel will remove its assumption that each party to the merger will pay its own expenses in connection with the transaction.

IPI Fundraising Common Stock is Freely Transferable by Non-Affiliates, page 15
------------------------------------------------------------------------------

14. Please quantify the number of shares, including the percentage of your issued and outstanding common stock, that will be freely transferable after the S-4 is brought effective. This comment also applies to the risk factor on page 24 that discusses this issue.

Response:  We expanded this discussion accordingly under both sections that discuss this issue. Please see pages 16 and 24.

Imprints' Plus Reasons for the Merger, page 18
----------------------------------------------

15. Please revise the third and sixth bullet point to better explain why you believe the future earnings prospects will be better for Imprints Plus as a result of the merger. For example, you cite the fact that there will be reduced operating costs for the combined company. However, as a result of the fact the Imprints Plus is the only entity that generated significant revenues prior to the proposed merger, please expand on your disclosure to indicate why you believe that the future earnings prospects for the combined company are greater than those for Imprints Plus, had it remained a separate entity.

Response:  We revised the bullet points accordingly, and to make them more consistent with the bullet points on page 31. Please see pages 18 and 31.

Risk Factors
------------

16. We note your disclosure in the introductory paragraph that indicates that additional risk factors not included in the prospectus exist. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced. Please revise.

Response:  We revised accordingly by deleting these references. Please see page 20.

Certain affiliates interested party status subjects the merger to Section 144
-----------------------------------------------------------------------------
of the Delaware General Corporation Law, page 22.
-------------------------------------------------

17. Please briefly discuss the consequences of the merger being subject to
Section 144 of the DGCL.

Response:  We inserted a discussion into this risk factor regarding the consequences of the merger being subject to Section 144 of the DGCL. Please see page 22.

IPI Fundraising's Board of Directors has the discretion to assign the rights
----------------------------------------------------------------------------
and preferences to its blank check preferred stock, page 21.
------------------------------------------------------------

18. Please expand this risk factor to discuss the fact that the issuance of blank check preferred stock could serve to deter or prevent a takeover from a third party.

Response:  We inserted a discussion into this risk factor regarding the issuance of blank check preferred stock could serve to deter or prevent a takeover from a third party. Please see page 22.

Imprints Plus' inability to continue to successfully implement their newly
--------------------------------------------------------------------------
adopted "ship to the seller" program could negatively affect their future
-------------------------------------------------------------------------
revenues, page 25.
------------------

19.	Please expand this risk factor to discuss the primary risks
associated with the "ship to the seller" program recently initiated by Imprints Plus.

Response: We inserted a discussion into this risk factor discussing the primary risk associated with the "ship to the seller" program. Please see page 25.

Imprints Plus' capital requirements in connection with their growth plans
-------------------------------------------------------------------------
will be significant, and to the extent that additional capital proves to
------------------------------------------------------------------------
be unavailable when needed, their plans in this regard may be materially
------------------------------------------------------------------------
and adversely affected, page 25
-------------------------------

20.	Your statement that increased revenue as well as future equity sales will satisfy your cash requirements serves to mitigate the risk you are presenting and should be removed.

Response:  We revised accordingly by deleting the appropriate statements.
           Please see page 25.

Operating in specialized markets exposes Imprints Plus to certain unforseen
---------------------------------------------------------------------------
risks that could materially adversely affect their operating results, page 26
-----------------------------------------------------------------------------

21.	The risk factor is generic and could apply to any company operating in any industry. Please revise to tailor the risk factor to the specific industry in which you operate or omit the risk factor.

Response: We omitted this risk factor since the risk factor A Significant Downturn In General Economic Conditions Could Result In A Reduction In Discretionary Spending Which Could Reduce Demand For Imprints Plus' and FundraisingDirect's Products And Could Harm Their Business on page 21 addresses this risk.

Imprints Plus relies on independent sales agents to market and sell most
------------------------------------------------------------------------
of their products.  If they fail to establish new sales relationships or
------------------------------------------------------------------------
maintain their existing relationships, or if their independent sales
--------------------------------------------------------------------
agents fail to commit sufficient resources or are otherwise ineffective
-----------------------------------------------------------------------
in selling Imprints Plus' products, Imprints Plus' results of operations
------------------------------------------------------------------------
and future growth willbe adversely impacted, page 26.
-----------------------------------------------------

22.	Please further describe the nature of the relationship you have with your independent sales agents. For example, do you have exclusive agreements with them or are the free to enter into agreements with a competitor as well?

Response: We revised accordingly by expanding on the relationship Imprints Plus has with its independent sales agents. Please see page 26.

Imprints Plus' reliance upon their suppliers and industry supply conditions
---------------------------------------------------------------------------
could have material adverse effect on Imprints Plus' financial results,
-----------------------------------------------------------------------
page 27
-------

23.	Please consider identifying the suppliers upon whom you are
dependent and disclose the portion of your products purchased from each of the suppliers.

Response:  We revised accordingly. Please see page 27.

Imprints Pus' management has conflicts of interest, page 28.
------------------------------------------------------------

24.	Supplementally, please tell us how you determined that the lease entered into with your CEO and controlling stockholder for office space was made at fair market value. In addition, it is not clear whether the $81,000 is the total amount of rents that will be paid from the present to October 2009 or whether it represents a different figure. Please revise to clarify.

Response:  We determined that the lease entered into with Justin and Diane
           DiNorscia for Imprint Plus'office space was made at fair market value because Justin and Diane DiNorscia's 50% partner is a 50% partner in the entire industrial park that Imprints Plus is located in. This 50% partner has the same or a similar arrangement with each tenant in the industrial park that it has with the DiNorscia's. This arrangement is how the partner provides tenants with office space in that particular industrial park. Also, minimum scheduled future rentals for this lease are approximately $81,000 per annum through October 2009. Please see page 28.

25.	The heading of this risk factor relates to conflicts of interest.
Please disclose the conflict related to the fact that the company rents its office space from Mr. DiNorscia.

Response:  We revised accordingly by disclosing the conflict related to the fact that Imprints Plus rents its office space from Mr. and Mrs. DiNorscia. Please see page 28.

Risks related to FundraisingDirect and BF Acquisition Group, page 28
--------------------------------------------------------------------

26.	Many of the risk factors listed under this heading are identical to the risk factors listed under the heading, "Risks related to Imprints Plus." Please consider combining your disclosure so that you only discuss specific risks inherent to the Internet business conducted by FundraisingDirect.com. The risks that are applicable to all the companies that are merging can be discussed in one location.

Response:  We combined the similar risk factors shared by Imprints Plus and
           FundraisingDirect under a new heading Risks Related To Imprints Plus and FundraisingDirect. Please see page 24.

The Merger
----------

Background of the Merger, page 30

27.	Please provide a more detailed description of the background of the merger. Describe all meetings, including the board meetings, that involved discussions about the merger. Indicate when and how management and the boards of each party to the merger were contacted about the merger and describe all negotiations between the parties. Indicate the date on which each board voted to approve the merger agreement. Disclose whether any of the parties to the merger sought or considered alternatives to the merger; if so, please describe those alternatives and the reasons why the respective boards of directors decided not to pursue those alternatives. Refer to Items 4 and 6 of Form S-4.

Response:  We revised accordingly. Please see page 31.  Supplementally, please note that Mr. DiNorscia sits on and controls all of the boards of directors to each company in the merger. Notwithstanding the potential conflicts that Mr. DiNorscia feels he ultimately resolved after consulting with his independent professional advisors, Mr. DiNorscia did not negotiate with himself during formal meetings with himself with respect to the terms of the merger transaction.

28.	Please briefly describe the business of Dickinson Holdings, LLC as well as the types of services it performed on behalf of the companies being merged.

Response:  We revised accordingly. Please see page 31


29.	Please expand your discussion to provide information as to how the specific terms of the merger were determined. For example, when were the material terms first presented to each board, and were there any modifications to the terms presented at that time?


Response:  We revised accordingly. Please see page 31.  Supplementally, please note that Mr. DiNorscia sits on and controls all of the boards of directors to each company in the merger. Notwithstanding the potential conflicts that Mr. DiNorscia feels he ultimately resolved after consulting with his independent professional advisors, Mr. DiNorscia did not negotiate with himself during formal meetings with himself with respect to the terms of the merger transaction.

30.	We note your reference to the merger as part of a two-step plan of reorganization. Please expand this section of your document to provide a more detailed description of the first step, which we understand was a share exchange between FundraisingDirect.com and BF Acquisition Group on August 31, 2004. Describe the mechanics of that transaction and the resulting share ownership of both companies. Also discuss more fully the reasons for the first step transaction. Include a brief summary of the first step transaction in the forepart of your document.

Response:  We revised accordingly. Please see page 31 and page 9 (the first item in "Questions and Answers About The Transaction").

31.	Please discuss the reasons for not employing an independent
financial advisor to provide a fairness opinion for each of the combined companies.

Response:  We inserted a discussion into the registration statement that effectively states that given the small size of the merger transaction, the fact that the merger transaction is subject to DGCL section 144 that regulates interested party transactions, shareholder's statutory right to dissent to the merger transaction, and the significant costs involved in a fairness opinion, the boards of directors of the companies did not engage any independent investment banking or accounting firm to evaluate the fairness of the consideration to be paid in the merger transaction. Please see pages 31, and 33.

32.	We note your disclosure stating the Imprints Plus commenced its private placement on May 5, 2004.  Please reconcile this statement with

Note 5 to the Imprints Plus financial statements for the period ended September 30, 2004, which states that Imprints Plus issued shares in a private placement for $630,500 in April 2004. We also note you statement that Imprints closed its private placement in January 2005 for total proceeds of $680,000. Note 10 to the interim financial statements indicates that Imprints issues 300,000 shares for proceeds of $150,000 through December 22, 2004. Please revise your disclosure to reconcile these apparent inconsistencies.

Response:	We revised accordingly. Please see page 12, 31, and 65.

Imprints Plus' Reasons for the Merger; Action of the Imprints Plus Board of
---------------------------------------------------------------------------
Directors and Stockholders, page 31
-----------------------------------

33. Please expand the first bullet point to explain why the Imprints Plus board considered the merger to be an integral part of Imprints Plus' and FundraisingDirect's financial, marketing, growth, and capital raising plans.

Response:  We revised accordingly. Please see page 32.

34. We note that one factor considered by the Imprints Plus board was "the strengthening of the combined financial statements as a result of reducing overall operating costs." In the light of the fact that the pro forma financial statements of the combined company do not appear to show a stronger balance sheet, please describe the types of operating expenses that will be reduced and whether Imprints Plus' operating expenses will be reduced as a result of the merger.

Response:  We revised accordingly. Please see page 32.

35. Please tell us whether the Board of Directors of Imprints Plus considered the fact that, despite contributing 98 percent of the revenues of the combined company, its shareholders will only receive slightly of 50 percent of the combined company's common stock. If so, please disclose this and provide a discussion of whether this factor was considered to be a positive or a negative factor.

Response:  This factor was considered to be both a positive and a negative factor. We previously included on page 32 the potentially negative factor: "The potential disadvantage to Imprints Plus' stockholders of the dilution of their interests pursuant to the merger." We now include on page 32 the following positive factor: "The fact that the IPI Fundraising/Imprints Plus exchange ratio is an integral part of Imprints Plus' and FundraisingDirect's previously contemplated overall merger structure."

           The reason for this is because approximately 12 months prior to the merger transaction, the Board of Directors of Imprints Plus and FundraisingDirect agreed to create a mutually beneficial merger transaction that would provide performance based compensation to the consulting professionals retained to assist with the merger, along with favorable tax and accounting treatment to the constituent companies. The two boards determined that FundraisingDirect would issue the stock fees related the merger and Imprints Plus would pay the necessary cash fees and costs related to the merger and the registration statement. This arrangement also enabled Imprints Plus to provide anti-dilution protection to its outside shareholders who purchased stock in Imprints Plus' private offering in the event the merger transaction did not occur. Imprints Plus' private offering memorandum fully described to potential Imprints Plus investors the dilutive effects of the contemplated merger transaction, including the contemplated exchange ratios, which are practically the same as the exchange ratios described in the registration statement. The current Imprints Plus Board of Directors considered maintaining this structure an essential element to the merger transaction.


36. It appears that the positive and negative factors considered by the Board of Directors of BF Acquisition and FundraisingDirect are identical to the factors considered by the Board of Directors of Imprints Plus. Considering the makeup of the boards are not identical and the fact the each company has a different perspective to the combined company, it is not clear why there is no difference in these considerations. Please advise or revise.

Response:  Although the make-up of the boards are not identical, they are all controlled by Justin DiNorscia. Additionally, each company has a different perspective, but their perspectives are similar given the fact that Justin DiNorscia controls each company. We deleted on page 34 the following negative factor considered by the Board of Directors of BF Acquisition and FundraisingDirect:
           "The potential disadvantage to BF Acquisition Group's and FundraisingDirect's stockholders of the dilution of their interests pursuant to the merger," since it does not apply to BF Acquisition and FundraisingDirect.

Interests of Certain Persons in the Merger, page 34
---------------------------------------------------

37. Please disclose which insider is affiliated with Universal Capital
Management.

Response:  We inserted a footnote to the table contained in this section stating that: Michael Queen and Joseph Drennan serve as directors of Universal Capital Management. Michael Queen; William R. Colucci and Joseph Drennan serve as Universal Capital Management's President; Vice President and Secretary; and Vice-President and Treasurer, respectively; in addition to being shareholders. Also, Justin DiNorscia, Dan Caputo, Jr., and David Bovi are Universal Capital Management non-affiliate shareholders. Universal Capital Management is a closed-end, non-diversified management investment company that is treated as a business development company under the Investment Company Act of 1940.

Material Federal Income Tax Consequences, page 38
-------------------------------------------------

38. Please clarify that you have already received an opinion from counsel regarding the proposed merger being a tax-free transaction.

Response:  We revised the registration statement accordingly. Please see page 40.

The Merger, page 40
-------------------

39. Please disclose the number of shares that may dissent in order for the transaction to be a tax-free merger.

Response:  We revised the registration statement to disclose that the
           Internal Revenue Service provides no rules or guidelines concerning how many shares dissenters may hold before the merger's tax-free status may be challenged, and tax counsel has found no rulings that set forth a safe harbor with respect to the number of shares that may be held by dissenters. The Internal Revenue Service's decision making on this matter is based on the totality of the facts and circumstances. In our view, if no controlling shareholder of any constituent corporation elects to dissent, the merger will qualify as a merger. Please see page 40.

40. Please clarify whether IPI Fundraising will assume in writing before the closing of the merger the responsibility of paying the dissenting shareholders directly.

Response:  We revised the registration statement accordingly. IPI
           Fundraising has agreed in writing to pay the dissenting shareholders directly. Please see page 40.

41. Where you discuss the "continuity of interest" test please specifically disclose how this test may be applied so as to cause the proposed transaction not to be a tax-free merger under the tax code.

Response:  We revised the registration statement accordingly. Please see page 40.

Resale of IPI Fundraising Common Stock Issues in the Merger, page 46
--------------------------------------------------------------------

42. In connection with your discussion of registered shares held by affiliates, please also provide a discussion of the timing and volume constraints imposed upon affiliates.

Response: We revised the registration statement accordingly. Please see page 46.

Relationship Between IPI Fundraising, BF Acquisition Group,
-----------------------------------------------------------
FundrasingDirect and Imprints Plus, page 47
-------------------------------------------

43. We refer to your disclosure that FundraisingDirect pays Imprints Plus a portion of the operating expenses based upon the ratio of FundraisingDirect's revenues to the revenues generated by Imprint Plus. Please disclose when and how often such measurements is made and consider providing an example of how this relationship works.

Response:  We revised the registration statement accordingly. Please see page 47.

Exchange Ratios, page 50
------------------------

44. Your discussion of the factors considered in determining the exchange ratios should be expanded to provide a fuller discussion of how each of the factors listed resulted in the exchange ratios included in the merger agreement.

Response:  We expanded this discussion accordingly. Please see page 50.

Representations and Warranties, page 51
---------------------------------------

45. To the extent material to investors, please revise this section to give a brief explanation of the representations and warranties. For example, it is not clear what the representation relating to the "capital structure" of Imprints Plus is and whether this is material to investors.

Response:  We revised the registration statement to provide brief explanations of the representations and warranties. Please see pages 51-54.


Amendment and Waiver, page 57
-----------------------------

46. Please disclose whether an amendment to the terms of the merger agreement will require IPI to again seek shareholder approval for the merger.

Response:  We expanded this discussion accordingly. Pursuant to the terms of the written consents executed by the parties' shareholders, the merger agreement may be amended without shareholder approval for such amendment. Please see page 57.

Sales Restriction Agreements, page 58
-------------------------------------

47. Please identify the parties to these agreements.

Response:  We included a list of the parties to these agreements. Please see page 58.

The Companies
-------------
Imprints Plus
-------------

Business Operations, page 59
----------------------------

48. We refer to your statement that you have obtained advantageous pricing relationships from "preferred suppliers." Please provide an estimate of the portion of the products you purchase that come from "preferred suppliers."

Response:  We revised accordingly. We estimate 36% of the products we purchase come from "preferred suppliers," and that advantageous pricing occurs because of the high volume of products we purchased from these suppliers.

Growth Strategy, page 60
------------------------

49. We note that expansion of the "ship to seller " program is a large part of your expansion strategy. We further note that, in the past year, your revenues have decreased and net losses have increased. Please expand your disclosure to explain why you believe that expansion of this program will help improve your financial condition.

Response:  We expanded this discussion accordingly. Please see page 60.

Security Ownership of Certain Beneficial Owners, page 61
--------------------------------------------------------

50. We note that 25 percent of the options awarded to the employees of Imprints Plus vest beginning on May 2005. Since that date is within 60 days, please revise this table to include these options.

Response:  This fact does not affect the "Security Ownership of Certain
           Beneficial Owners" table, however, it does affect the "Security Ownership of Management" table, which has been revised accordingly. Please see page 62.

51. Supplementally, please explain why the beneficial ownership amounts for Mr. and Mrs. DiNorscia are different. Since they are husband and wife, it appears that each of them should have the same beneficial ownership.

Response:  Although they are husband and wife, Mr. and Mrs. DiNorscia have been separated since October 2001, and they divided all of their assets in 2002. In 2004, they filed a petition for divorce that has not yet been granted. They have no contract, arrangement, understanding, relationship or otherwise with respect to the voting or investment of their shares.

Management's Discussion and Analysis or Plan of Operation, page 63
------------------------------------------------------------------

52.	We note that you have included numerous sections throughout
the prospectus that relate to "forward-looking statements." Please revise your document to include this section only once. Since this section refers to the specific sections of the prospectus that may contain forward-looking statements, it is not necessary to repeat this information.

Response:  We revised the registration statement accordingly. Please see pages 63, 70 and 81.

53.	We note your statement that the forward-looking statements in this section are "based on assumptions that Imprints Plus will obtain or have access to adequate financing for each successive phase of its growth." However, where you discuss liquidity, you state that the company does not expect to require additional financing in order to achieve its objectives. Please revise to remove this assumption or advise us as to why it has been included.

Response:  We revised the registration statement accordingly. Please see page 63.

Results of Operations, page 64
------------------------------

54.	Revise MD&A to provide a discussion of changes in results operations between the nine months ended September 30,2004 and the comparable period in 2003. This comment also applies to the results of operations for FundraisingDirect.

Response:  We respectfully draw your attention to Section 210-3:06 of
           Regulation S-X as an explanation for not using these comparative periods.

55. 	We refer to your statement that the primary reason for the decline in revenues and the increase in net losses for the nine months ended September 30, 2004 is due to the fact that the December quarter is not included which is your largest revenue-producing quarter. We further note that you have included unaudited results of operations for the December quarter and that, after adding these results to the nine months ended September 30,2004, continues to show a significant decrease in revenues and increase in net losses. Please revise to provide a fuller discussion of the reasons for these changes and disclose whether you consider them to constitute material trends.

Response:  We revised the registration statement accordingly. Please see page 63.

56.	With respect to your discussion regarding the increase in General,
Selling and Administrative expenses, please also disclose that, as a public company, you will be required to allocate resources with respect to filing required periodic reports.

Response:  We revised the registration statement accordingly. Please see page 64.

57.	Please clarify what you mean by your statement that a reason for the increase in net losses is "the cumulative effect of a change in accounting principals."

Response:  We deleted that statement from the registration statement.
           Please see page 64

Liquidity and Capital Resources, page 65
----------------------------------------

58.	Please describe the $135,000 bridge financing stock offering that
you completed in January 2005. 	We note the reference to this financing
on page 31.

Response:  We revised accordingly. Please see page 12, 31, and 65.

Significant trends, developments and uncertainties, page 66
-----------------------------------------------------------

59.	Please clarify how the "ship to the seller" program has "enhanced both [your] growth and [your] efficiency of providing [your] consumer products." As previously indicated, it appears that revenues have decreased and expenses have increased.

Response:  We revised the registration statement accordingly. Please see page 66.

60.	Please briefly discuss how you intend to acquire smaller fund raising entities based on an examination of your current cash position and historical cash flows.

Response:  We revised accordingly. Imprints Plus expects to make these small acquisitions with its stock, cash derived from its forecasted profitability, or employment offers with an opportunity to participate in its stock option plan, or a combination of all or some of these methods. Please see page 66.

FundraisngDirect page 68
------------------------

61.	Please disclose the website address for FundraisingDirect.
Response:  We revised the registration statement accordingly.
www.fundraisingdirect.com. Please see page 68.

Employees, page 69
------------------

62.	Please clarify, if true, that FundraisingDirect has no employees of its own and relies solely on the employees of Imprints Plus.

Response:  FundraisingDirect has no employees of its own and relies solely on the employees of Imprints Plus. We revised the registration statement accordingly. Please see page 69.

Management's Discussion and Analysis or Plan of Operation, page 70
------------------------------------------------------------------

63.	We refer to your disclosure on page 71 regarding the periodic reports that were not timely filed by BF Acquisition Group. Please clarify that the reports, although not timely, were filed.

Response:  We revised the registration statement accordingly. Please see page 70.

Results of Operations, page 72
------------------------------

64.	We refer to your statement that the primary reason for the decline in revenues and the increase in net losses for the nine months ended September 30, 2004 is due to the fact that the December quarter is not included which is your largest revenue-producing quarter. We further note that you have included unaudited results of operations for the December quarter and that, after adding these results to the nine months ended September 30,2004, continues to show a significant decrease in revenues and increase in net losses. Please revise to provide a fuller discussion of the reasons for these changes and disclose whether you consider them to constitute material trends,

Response:  We discussed that there is a lower rate of participation among existing customers, who, once they initially become customers of FundraisingDirect, typically begin dealing with Imprints
           Plus' customer service representatives, and those subsequent sales are then booked as Imprint's Plus sales, not FundraisingDirect sales. Additionally, over the past two years, FundraisingDirect has effectively ceased marketing itself, other than with respect to relatively low cost and low return Internet marketing techniques. We revised the registration statement to provide that we expect this continuous decrease in marketing efforts will continue this trend of significantly decreasing revenues and increasing net losses. Please see page 72.

65.	Please expand your disclosure to describe the purchase vendor's rebate during 2003 that inflated FundraisingDirect's gross profit.

Response:  We revised the registration statement accordingly. The 2003 purchase vendors rebate was a one-time nonrecurring credit offered by a specific vendor. Please see pages 72.

Financial Statements and Notes
------------------------------

66.	We were unable to locate the audited balance sheet of IPI
Fundraising, Inc. referenced on page 80.

Response:  The audited balance sheet of IPI Fundraising, Inc. referenced on page 80 has been included in the Financial Statements.

Pro Forma Financial Data, pages F-l - F-4
-----------------------------------------

67.	Explain to us how you considered the guidance in paragraphs D11 through Dl7 of SFAS 141 in determining the accounting for, and reporting of, the merger. Separately address your consideration of paragraph 14 with respect to the minority interests in FundraisingDirect.com, Inc. and Imprints Plus, Inc.

Response:  As described in the introductory paragraph, the merger of BF
           Acquisition Group with Imprints Plus is a transaction to be accounted for as a merger of commonly - controlled companies. The unaudited pro forma consolidated information combines the historical financial information of BF Acquisition Group and Imprints Plus. Paragraph D12 of SFAS 141 states that the entity that receives the net assets shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer. Paragraph D14 states that the method that many entities have used to account for those transactions is similar to the pooling of interest. The Registrant believes that the pro forma reflects the guidance in D11 through D17 of SFAS 141.

           With respect to the minority interests in Fundraising Direct and Imprints Plus, due to the net loss for the periods presented and the shareholders' deficits, a receivable from the minority interest and a reduction of the net loss for the periods presented was not recorded, since the receivable from the minority interest was more likely than not, not realizable. Therefore, the Registrant recorded 100% of the loss for the periods presented.

68.	We note on page F-43 that Imprints Plus, Inc. has elected to be taxed as an S corporation. Explain to us the effect, if any, that the merger would have on this tax status and how you considered it in the pro forma presentation.

Response:  The disclosure that Imprints Plus has elected to be taxed as an
           S corporation was correct through August 6, 2004. After that date there was an involuntary termination of the S election and thereafter was taxed as C Corporation. The note on page F-43 has been revised accordingly.

           The tax effect of the merger was considered in the pro forma presentation; however, there was no tax effect due to the loss carry forward that exceeded the income for the three months ended December 31, 2004.

BF Acquisition Group III. Inc. and Subsidiary- Nine Months Ended September
--------------------------------------------------------------------------
30, 2004 Consolidated Statements of Stockholders' Deficit. Page F-l 8
---------------------------------------------------------------------

69.	The Company issued common stock for services of $69,426.
Supplementally explain how you considered the guidance in SFAS 123 and EITF 96-18 in determining the values of the equity instruments issued for services rendered.

Response:  The value of the equity investments issued for services rendered was based on the value of the services rendered supported by invoices which the Company believes was a better measure of the value of the equity instrument since the stock is not traded. The Company believes that this is in accordance with the guidance in paragraph 8 of SFAS 123.... shall be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever, is more readily measurable. Also, the Company believes that the accounting for the equity instruments were in accordance with EITF 96-18 as to the measurement date and the cost recognition since the equity instruments issued involved a contemporaneous exchange of the equity instruments for services in the same reporting period.

Note 1 - Summary of Significant Accounting Policies. Pages F-20 - F-22
----------------------------------------------------------------------
Revenue Recognition, pages F-20 - F-21
--------------------------------------

70.	As stated on page F-20 for BF Acquisition Group III, Inc. and page F-42 for Imprints Plus, Inc, "The Company recognizes net sales and the related cost of sales at the time the products are shipped to
customers."   We also note on page 59 that Imprints Plus' suppliers
deliver the products either directly to your warehouses, or to the customer. Tell us and consider expanding your disclosures to include the major terms of your revenue generating agreements and how you considered SAB 104 and EITF 99-19 in accounting for revenue for both
BF Acquisition Group III, Inc. and Imprints Plus, Inc.

Response:  Except for one customer arrangement, revenue is reported gross in accordance with SAB 104 and EITF 99-19 since the companies act as principals, take title to the products, and has risks and rewards of ownership. However, there is one customer arrangement in which FundraisingDirect acts as agent and is reported on a net basis. The revenue reported on the net basis was as follows:

		Year ended December 31, 2002			$17,484
		Year ended December 31, 2003			$12,019
                Nine months ended September 30, 2004            $     -
                Three months ended December 31, 2004            $     -

71.	We note on page 72, you state "This decrease is a result of a purchase vendor's rebate during 2003." Are vendor rebates significant? Tell us and consider expanding your disclosures as appropriate to include your accounting policy for any considerations received from a vendor. Refer to EITF 02-16.

Response:  For the year ended December 31, 2003 there was one instance where FundraisingDirect received a vender rebate in the amount of $4,079. The vender rebate was recorded as a reduction of cost of sale in accordance with EITF 02-16. Since vender rebates are not significant, FundraisingDirect does not believe that additional disclosures are required.

Imprints Plus, Inc. - Nine Months Ended September 30.2004
---------------------------------------------------------
Note 1 - Summary of Significant Accounting Policies, pages F-42 - F-43
----------------------------------------------------------------------
Revenue Recognition, page F-42
------------------------------

72.	We note on page 61, you state "Imprints Plus provides exciting prize incentives to increase participation, productivity, and profits, and all money is up front; there is no risk, no investment, and no consignment." We also note on page 68 that Fundraising Direct provides promotions and sign-up incentives. Are prize incentives and sign-up incentives significant? Tell us and consider expanding your disclosures as appropriate to include your accounting policy for any considerations provided to customers. Refer to EITF 01-9.

Response:  Prize incentives and sign-up incentives consist of free products such as athletic gear or cash discounts and have not been significant to date. The cost of give-away items are charged to promotion expense since the incentives are considered to be a "free" product which is deliverable in the exchange transaction and not a refund or rebate of a portion of the amount charged to the customer. Cash discounts are recorded as a reduction in revenue. Imprints Plus believes that the accounting policy is in accordance with EITF 01-9

Stock Option Plans
------------------

73.	On page 14, the Company states "IPI Fundraising will assume each outstanding Imprints Plus option under the Imprints Plus option plans, whether vested or unvested, that by their terms survive the effective date." Tell us how you considered APB 25 and SFAS 123 in accounting for stock options. Consider including the required disclosures relating
to stock option 	plans in accordance to APB 25 and SFAS 123.

Response:  As of December 31, 2004 there were no stock options outstanding.
           In February 2005, 732,000 options were granted to employees at $.50 per share vesting 25% every 12 months beginning May
           1, 2005. In addition 120,000 options were granted at $1.00 per share with the same vesting. The Registrant will account for the options in accordance with APB 25. However, beginning January 1, 2006 the Registrant will account for the options in accordance with SFAS 123(R).

Part II
--------
Undertakings, pg 85
-------------------

74.	Considering that you are offering securities in connection with a business combination transaction, please include the undertakings required by Item 512(a) of Regulation S-K. Refer to Rule 4l5(a)(l)(viii).

Response:  Pursuant to instruction D.3, we included the undertakings required by Item 512(a) of Regulation S-B, since the company is eligible to utilize Regulation S-B. Please see pages 86.

75.	Please include the undertakings required by Item 512(g) of
Regulation S-K.

Response:  Since there is no corresponding undertaking pursuant to Item
           512 of Regulation S-B, we did not include this undertaking.

Form of Legal Opinion
---------------------

76.	Please have counsel remove the qualification in the second to last paragraph of the legal opinion that limits shareholders and subsequent purchasers of your common stock from being able to rely on this opinion.

Response:  Additional language was inserted in the legal opinion to enable shareholders and subsequent purchasers of common stock to be able to rely upon the legal opinion.

Tax Opinion
-----------

77.	Please have counsel revise the tax opinion to define the term
"Entity Documents." It is currently not clear what these documents are.

Response:  The term "Entity Documents" has been deleted from the tax opinion.

78.	We refer to assumption 4 that discusses the "continuity of
interest" test discussed in the prospectus. Since there appears to be a question as to whether the merger will satisfy this test, it does not appear appropriate for counsel to assume this. Please have counsel revise the opinion to remove this assumption or tell us why removal of it is impractical or impossible.

Response:  Tax counsel has advised us that it is critical that they be permitted to assume in their opinion that the stock interest of the shareholders of each participating corporation will continue to equal or exceed 50 percent. Tax counsel has no control over the actions of any of the shareholders, and they cannot warrant what actions that they will take.

79.	Assumption 10 appears to be a legal conclusion which is not
appropriate in this context. Please have counsel revise the opinion to remove this assumption or tell us why it is necessary.

Response:  Tax counsel has advised us that they must be able to rely on the representations of the participating corporations with respect to their assets. They have not prepared the corporations financial statements and have not conducted an independent review or audit to determine whether any of the corporations is an "investment company," which for this purpose means a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment. They recognize that assumption 10 is a legal conclusion, but they are unwilling to opine on the corporations' balance sheets.

80.	We note the limitation on reliance in the last paragraph. This language is not appropriate because it suggests that shareholders and subsequent purchasers of your common stock may not be able to rely on this opinion. Please have counsel remove the limitation.

Response:  Tax counsel has advised us that they will not permit private parties other than their current clients to rely upon this opinion. Their position is that they do not represent future shareholders, and are unwilling to permit such persons to rely on this particular opinion.

81.	Please provide a revised opinion that includes counsel's consent, or file a separate consent as an exhibit to the registration statement.

Response:  Tax counsel has provided the appropriate consent.